UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of July 2007

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg Chief Financial Officer

Dated: July 24, 2007

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Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha'Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

24-7-07

FOR IMMEDIATE RELEASE

Camtek Receives Order for Over Forty AOI Systems

Adopted and Implemented a Cost Reduction Plan

Migdal Ha’Emek, Israel, July 24, 2007 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), announced today that it received a multi-million dollar order for automated optical inspection (AOI) systems from a leading PCB manufacturer based in Taiwan.

The order includes forty four of the new 3G family Dragon and Orion AOI systems recently presented to the market. In addition, the order includes upgrading thirty two of existing systems to 3G performance and more than 20 units of new CVR100 verification systems. The new systems will be installed at the customer’s new plant in China and the revenues will be recognized during the third and fourth quarters of 2007.

Cliff Young, general manager of Camtek Taiwan, said, “The significance of this order goes far beyond its sheer size. Having won an intensive evaluation against two competitors, the order indicates the value to the customer of our new “3G” lines and the EyeQ technology that powers it. We are proud to be a part of this customer’s expansion plan, and expect to continue to support this client in the future.”

Rafi Amit, Camtek’s CEO, added: “At this time it is also important to emphasize that in addition to the steps taken during the last six months, we have adopted and implemented a cost reduction plan, the effects of which will be fully reflected beginning in the third quarter. These measures have not materially impacted our R&D, sales or customer support capabilities.”

About Dragon and Orion “3G” Family
“3G” denotes the new generation of our Dragon and Orion product lines. In addition to enhanced optics and new firmware, “3G” models are powered by Camtek’s proprietary EyeQ™ technology – a totally new approach to the entire operation of AOI system. EyeQ embeds Camtek’s inspection expertise into each system, enabling any operator to achieve top performance without prior experience. But unlike “quick setup” tools that apply one predefined template to any situation, EyeQ optimizes and adapts detection parameters to user preferences for each individual application.

About Camtek
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

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This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC, which can be accessed at www.sec.gov.

CONTACT INFORMATION
CAMTEK:	IR INTERNATIONAL
Ronit Dulberg, CFO	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	GK International
Fax: +972-4-604 8300	Tel: (US) 1 866 704 6710
Mobile: +972-54-9050776	kenny@gk-biz.com
ronitd@camtek.co.il	ehud@gk-biz.com

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